

Hilltop Securities Inc.

Statement of Financial Condition
For the Year Ended December 31, 2019
With Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a(3)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 AND ENDING December 31, 2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilltop Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500

(No. and Street)

Dallas   TX   75270

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal   214-859-1026

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

2121 N. Pearl Street	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, M. Bradley Winges _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilltop Securities Inc. _____, as of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

President and Chief Executive Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Hilltop Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hilltop Securities Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Dallas, Texas
February 24, 2020

We have served as the Company's or its predecessor auditor since 2013.

PricewaterhouseCoopers LLP, 2121 N Pearl St., Dallas, Texas 75201
T: (214) 999-1400, F: (214) 754-7991, www.pwc.com/us

Hilltop Securities Inc.
Statement of Financial Condition
December 31, 2019

(dollars in thousands, except par and redemption values)

Assets

Cash	$	10,889
Assets segregated for regulatory purposes		157,436
Receivable from brokers, dealers and clearing organizations		2,106,306
Receivable from clients, net of allowance of $48		317,107
Securities owned, at fair value		683,793
Securities purchased under agreements to resell		59,031
Goodwill		7,008
Customer intangible, net of accumulated amortization of $12,176		4,624
Operating lease right-of-use assets		15,769
Fixed assets, at cost, less accumulated depreciation of $23,172		16,539
Deferred tax asset, net		12,358
Other assets (including $4,250 due from affiliates)		44,059
Total assets	$	3,434,919

Liabilities and Stockholder's Equity

Short-term borrowings	$	111,000
Payable to brokers, dealers, and clearing organizations (including $457 due to affiliate)		1,605,974
Payable to clients (including $300 clearing deposit due to affiliate)		412,182
Drafts payable		21,311
Securities sold, not yet purchased, at fair value		43,817
Securities sold under agreements to repurchase		586,651
Commercial paper		19,260
Notes payable due to affiliate		27,402
Operating lease liabilities		20,796
Subordinated debt due to affiliate		42,000
Accrued expenses and other liabilities (including $17,222 due to affiliates)		153,844
Total liabilities		3,044,237

Stockholder's equity:

Series A preferred stock, $20 par value, $1,000 redemption value; authorized 100,000 shares; no shares issued and outstanding		-
Class A voting common stock of $1 par value; authorized 10,000 shares; issued and outstanding 2,820 shares		3
Class B nonvoting common stock of $1 par value; authorized 10,000 shares; none issued		-
Additional paid-in capital		290,015
Retained earnings		100,664
Total stockholder's equity		390,682
Total liabilities and stockholder's equity	$	3,434,919

The accompanying notes are an integral part of this financial statement.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2019
(dollars in thousands, except par and redemption values)

1.   Organization

Hilltop Securities Inc. (the "Company"), a Delaware Company and a wholly owned subsidiary of Hilltop Securities Holdings LLC ("Securities Holdings"), a wholly owned subsidiary of Hilltop Holdings Inc. ("Parent"), is a New York Stock Exchange ("NYSE") member broker/dealer, a registered investment advisor and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker/dealer under the Securities Exchange Act of 1934 ("Exchange Act") and as a registered investment advisor under the Investment Advisors Act of 1940. The Company is also registered with the Commodity Futures Trading Commission ("CFTC") as a non-guaranteed introducing broker and is a member of the National Futures Association ("NFA").

Pursuant to the SEC Rule 11(a) of the Exchange Act, over 50% of the Company's revenues are comprised of Section 11(a) items, indicating the Company is primarily engaged in trading on behalf of customers.

2.   Summary of Significant Accounting Policies

Securities Transactions
Proprietary securities transactions are recorded on trade date, as if they had settled. Clients' securities and commodities transactions are reported on a settlement date basis.

Marketable securities are valued at fair value, based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The Company evaluates fair value measurements by considering observable data that may include prices from independent pricing services, dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, and the financial instruments' terms and conditions, among other factors.

Fixed Assets and Depreciation
Fixed assets are comprised of furniture and equipment ($31,615) and leasehold improvements ($8,096) which are stated at cost, less accumulated depreciation. Depreciation of furniture and equipment is provided over the estimated useful lives of the assets (from three to seven years), and depreciation on leasehold improvements is provided over the shorter of the useful life or the lease term (up to fifteen years) using the straight-line method. Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

Goodwill and Customer Intangible
The Parent performs required annual impairment tests of its goodwill as of October 1st for each of its reporting units. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or internally generated, are available to support the value of the goodwill. The goodwill impairment test requires the Parent to make judgments in determining what assumptions to use in the calculation. The process consists of estimating the fair value of each reporting unit based on valuation techniques, including a discounted cash flow model using revenue and profit forecasts and recent industry transaction and trading multiples of the Parent's peers, and comparing those estimated fair values with the carrying values of the assets and liabilities of the reporting unit, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, the Parent will recognize an impairment charge, pushed down to the reporting

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2019
(dollars in thousands, except par and redemption values)

unit, for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized will not exceed the total amount of goodwill allocated to that reporting unit.

At October 1, 2019, the Parent determined that the estimated fair value of each of its reporting units, including the Company, exceeded its carrying value. As a result, the Parent concluded that the Company's goodwill was fully realizable, indicating no impairment of the Company's goodwill.

The Company recorded two separate customer relationship intangibles as part of the acquisition of First Southwest Company, LLC ("FSC") by the Parent in November 2012 and the merger of the Company with the Parent in January 2015, which are being amortized over a 12 and 14 year period, respectively, at a rate based on the sum of the year's digits.

The Company determined that no impairment for the Company's intangible assets was necessary upon their evaluation on October 1, 2019.

Resale and Repurchase Agreements
Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Interest payable and interest receivable on these amounts are included in the statement of financial condition in other liabilities and other assets, respectively.

Leases
In February 2016, the Financial Accounting Standards Board issued the Leasing Standard, which is codified in Accounting Standards Update ("ASU") 842, *Leases*, and is intended to increase transparency and comparability among organizations and require lessees to record a right-of-use ("ROU") asset and a liability representing the obligation to make lease payments for long-term leases. The Company adopted the standard on January 1, 2019, using the modified retrospective transition under the option to apply the leasing standard at its effective date without adjusting the prior period comparative financial statements. The Company elected the package of practical expedients to not reassess: (i) whether any existing contracts are or contain a lease, (ii) the lease classification of any existing leases and (iii) initial direct costs related to existing leases. The Company also elected to apply an additional practical expedient to include both the lease and non-lease components of all leases as a single component and account for it as a lease. On January 1, 2019, the Company recorded operating lease liabilities of $26,877 and ROU assets of $21,317, which included the write-off of $5,560 of deferred rent, upon adoption of the leasing standard. The lease liabilities (at their present value) represent predominantly all of the future minimum lease payments required under operating leases.

The Company determines if an arrangement is a lease at inception. Operating leases with a term of greater than one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Company's statement of financial condition. The Company has lease agreements with lease and non-lease components, which are generally accounted for as a single lease component. Leases of low-value assets are assessed on a lease-by-lease basis to determine the need for statement of financial condition capitalization.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2019
(dollars in thousands, except par and redemption values)

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized on the lease commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses the incremental borrowing rate commensurate with the lease term based on the information available at the lease commencement date in determining the present value of lease payments. No significant judgments or assumptions were involved in developing the estimated operating lease liabilities as the Company's operating lease liabilities largely represent the future rental expenses associated with operating leases, and the incremental borrowing rates are based on publicly available interest rates. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease. These options to extend or terminate are assessed on a lease-by-lease basis, and the ROU assets and lease liabilities are adjusted when it is reasonably certain that an option will be exercised.

Securities Borrowing and Lending Activities
Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received adjusted for additional collateral obtained or received. Securities borrowed and securities loaned, as well as the interest accrued on such transactions are included in the statement of financial condition in receivables from and payables to brokers, dealers and clearing organizations.

Drafts Payable
In the normal course of business, the Company uses drafts to make payments relating to its brokerage transactions. These drafts are presented for payment through an unaffiliated bank and are sent to the Company daily for review and acceptance. Upon acceptance, the drafts are paid.

Cash Flow Reporting
For the purpose of presentation in the statements of cash flows, cash and restricted cash are defined as the amounts included in the statement of financial condition's captions "Cash" and "Assets segregated for regulatory purposes." The Company considers cash to include cash on hand and in bank accounts. In addition, highly liquid debt instruments purchased with maturities of three months or less, when acquired, are considered to be cash equivalents. The Federal Deposit Insurance Corporation ("FDIC") insures deposit accounts up to $250. At December 31, 2019, the cash balances included $9,772 that was not federally insured because they exceeded federal insurance limits. This at-risk amount is subject to fluctuation on a daily basis, but management does not believe there is significant risk on these deposits.

Derivative Financial Instruments
The Company uses various derivative financial instruments to mitigate interest rate risk. The Company uses forward commitments to both purchase and sell mortgage backed securities to facilitate customer transactions and as a means to hedge related exposure to interest rate risk in certain inventory positions. Additionally, the Company uses U.S. treasury and Eurodollar futures, options and municipal market data, or MMD, rate locks to hedge changes in the fair value of its securities.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2019
(dollars in thousands, except par and redemption values)

Derivative financial instruments arise from the execution of forward purchase commitments of mortgage-backed securities with certain clients, which allow those clients to make mortgage loans at agreed-upon rates. The Company hedges the interest rate risk generated by the forward purchase commitments by executing forward sales of to-be-announced mortgage-backed securities (TBA). The amount hedged is influenced by the Company's estimated ratio of the forward purchase commitments that will not be securitized into mortgage-backed securities as part of the program (fallout rate). The Company uses historical experience, changes in interest rates, and other factors to estimate the fallout rate.

Additionally, the Company enters into TBA agreements to assist clients (generally small to mid-size mortgage loan originators) in hedging the interest rate risk associated with the mortgages owned by the clients. In general, the Company will enter into a TBA purchase agreement with the client and then immediately enter into a TBA sale agreement with identical terms and the same settlement date with a separate counter-party. The Company mitigates interest rate risk and earnings volatility by selling TBAs with characteristics similar to the forward purchase commitments of mortgage-backed securities.

The Company also utilizes a portfolio of exchange-traded derivative instruments to achieve a fair value return that economically hedges changes in the fair value of their securities products. These derivative instruments include both Eurodollar and Treasury Futures, options and municipal market data rate locks.

While the forward purchase commitments, TBAs, and U.S. Treasury and Eurodollar futures and options and municipal market data rate locks meet the definition of a derivative under the provisions of ASC 815 "*Derivatives and Hedging*," they do not qualify for hedge accounting. These derivative securities are carried at fair value and recorded in other assets and other liabilities in the statement of financial condition.

Income Taxes
The Company files a consolidated federal income tax return with its Parent. For purposes of these financial statements, income taxes are computed on the benefits-for-loss method.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company assesses the ability to realize its deferred tax assets based upon the weight of available evidence, both positive and negative. To the extent the Company believes that it is more likely than not that some portion or all of the deferred tax assets will not be realized, the Company will establish a valuation allowance.

Fair Value of Financial Instruments
Fair value accounting establishes a framework for measuring fair value. Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date in the principal market in which the reporting entity transacts. Further, fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, fair value accounting establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2019
(dollars in thousands, except par and redemption values)

unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy.

The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. Assets and liabilities utilizing Level 1 inputs include certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Assets and liabilities utilizing Level 2 inputs include certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio and the Company's commitments to purchase and sell derivative securities. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying observable market assumptions.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. These assets and liabilities would have significant inputs that could not be validated by readily determinable market data and generally would involve considerable judgment by management. The Company does not have any financial instrument assets or liabilities utilizing Level 3 inputs.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

> ***Securities Owned and Securities Sold, Not Yet Purchased Portfolio (including the Company's derivative securities).***
> Securities classified as Level 1 securities primarily consist of financial instruments whose values are based on quoted market prices in active markets such as corporate equity securities and U.S. government and government agency obligations primarily in U.S. treasury securities.
>
> Securities classified as Level 2 securities include financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Securities in this category include corporate obligations, U.S. government and government agency obligations, municipal obligations, unit investment trusts (UIT) and the Company's derivative securities.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2019
(dollars in thousands, except par and redemption values)

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate current fair value.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   Assets Segregated For Regulatory Purposes

At December 31, 2019, the Company held cash of $157,436 segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 under the Securities Exchange Act of 1934 ("Exchange Act Rule 15c3-3").

4.   Receivable From and Payable to Brokers, Dealers and Clearing Organizations

At December 31, 2019, the Company had receivable from and payable to brokers, dealers and clearing organizations related to the following:

Receivable:

Securities borrowed	$	1,634,782
Correspondent broker/dealers		264,201
Clearing organizations		61,825
Securities failed to deliver		18,726
Trades in process of settlement, net		104,922
Other		21,850
	$	2,106,306

Payable:

Securities loaned	$	1,555,964
Securities failed to receive		8,568
Correspondent broker/dealers		37,036
Other		4,406
	$	1,605,974

The Company participates in the securities borrowing and lending business by borrowing and lending securities other than those of its clients. Securities borrowed and loaned represent deposits made to or received from other broker/dealers relating to these transactions. These deposits approximate the market value of the underlying securities. All open positions are adjusted to market values daily. The Company obtains or releases collateral as prices of the underlying securities fluctuate.

The Company clears securities transactions for correspondent broker/dealers. Proprietary settled securities and related transactions for these correspondents are included in the receivable from and payable to brokers, dealers and clearing organizations. At December 31, 2019, the Company held collateral for the receivables from correspondents in the amount of $370,993.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2019
(dollars in thousands, except par and redemption values)

Securities failed to deliver and receive represent the contractual value of securities that have not been delivered or received subsequent to settlement date.

Certain securities lending arrangements may be eligible for offset in the statement of financial condition and /or subject to master netting arrangements or similar agreements.

The following table provides information about these receivables and payables subject to an enforceable master netting arrangement or similar agreements with offsetting rights and related collateral amounts at December 31, 2019:

				Gross amounts not offset in the statement of financial condition		
Description	Gross amounts of recognized assets/ liabilities [2]	Gross amounts offset in the statement of financial condition	Net amounts of assets/liabilities presented in the statement of financial condition	Financial instruments [3]	Cash Collateral	Net Amount
Securities borrowed	$ 1,634,782	$ -	$ 1,634,782	$ (1,586,821)	$ -	$ 47,961
Securities loaned [1]	1,555,964	-	1,555,964	(1,509,933)	-	46,031

_____
[1]Under securities lending agreements, the Company repledged $1,510,436.
[2]Securities borrowed and loaned are not presented net on the statement of financial condition.
[3]Amounts reflect fair value of underlying collateral.

Securities Lending Activities. The Company's securities lending activities includes lending securities for other broker/dealers, lending institutions and its own clearing and retail operations. These activities involve lending securities to other broker/dealers to cover short sales, to complete transactions in which there has been a failure to deliver securities by the required settlement date and as a conduit for financing activities.

When lending securities, the Company receives cash or similar collateral and generally pays interest (based on the amount of cash deposited) to the other party to the transaction. Securities lending transactions are executed pursuant to written agreements with counterparties that generally require securities loaned to be marked-to-market on a daily basis. The Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities loaned on a daily basis, with additional collateral obtained or refunded, as necessary. Collateral adjustments are made on a daily basis through the facilities of various clearinghouses. The Company is a principal in these securities lending transactions and is liable for losses in the event of a failure of any other party to honor its contractual obligation. The Company's management sets credit limits with each counterparty and reviews these limits regularly to monitor the risk level with each counterparty. The Company is subject to credit risk through its securities lending activities if securities prices decline rapidly because the value of the Company's collateral could fall below the amount of the indebtedness it secures. In rapidly appreciating markets, credit risk increases due to short positions. The Company's securities lending business subjects the Company to credit risk if a counterparty fails to perform or if collateral securing its obligations is insufficient. In securities transactions, the Company is subject to credit risk during the period between the execution of a trade and the settlement by the customer.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2019
(dollars in thousands, except par and redemption values)

The following table presents the remaining contractual maturities of securities lending transactions accounted for as secured borrowings at December 31, 2019:

	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities lending transactions					
Corporate securities	$ 120	$ -	$ -	$ -	$ 120
Equity securities	1,555,844	-	-	-	1,555,844
Total borrowings	$ 1,555,964	$ -	$ -	$ -	$ 1,555,964
Gross amount of recognized liabilities for securities lending					$ 1,555,964
Amount related to agreements not included in offsetting disclosure					$ -

5.   Receivable From and Payable to Clients

Receivable from and payable to clients include amounts due on cash and margin transactions. Included in these amounts are receivable from and payable to noncustomers (as defined by Exchange Act Rule 15c3-3, principally officers, directors and related accounts), which aggregated approximately $1,542 and $5, respectively, at December 31, 2019. Securities accounts of noncustomers are subject to the same terms and regulations as those of customers. Securities owned by customers and noncustomers that collateralize the receivables are not reflected in the accompanying financial statements.

The Company pledges client securities as collateral in conjunction with the Company's securities lending activities. At December 31, 2019, the Company had approximately $435,097 of client securities under customer margin loans that were available to be pledged, of which the Company had repledged approximately $45,528 under securities loan agreements.

The Company pays interest on certain customer "free credit" balances available for reinvestment. The aggregate balance of such funds was approximately $329,405 at December 31, 2019. During the year ended December 31, 2019, the interest rates paid on these balances ranged from 0.35% to 0.85%. While the Company pays interest on these funds at varying rates, the rate paid at December 31, 2019 was 0.35% with the weighted average interest rate paid during the year ended December 31, 2019 was 0.7%.

The Company maintains an allowance for doubtful accounts of $48, which represents amounts that, in the judgment of management, are necessary to adequately absorb losses from known and inherent risks in receivables from customers. Provisions made to this allowance are charged to operations. At December 31, 2019, all unsecured customer receivables had been provided for in this allowance.

10

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2019
(dollars in thousands, except par and redemption values)

6.   **Securities Owned and Securities Sold, not yet Purchased**

At December 31, 2019, securities owned and securities sold, not yet purchased, both of which were carried at fair value, included the following:

ASSETS

Securities owned:

U. S. government agencies:		
Bonds	$	24,680
Residential mortgage-backed securities		331,358
Collateralized mortgage obligations		191,154
Corporate debt securities		36,973
States and political subdivisions		93,117
Unit investment trusts:		
Corporate securities		2,165
Municipal securities		1,303
Private-label issuers:		
Mortgage-backed securities		766
Asset-backed securities		2,226
Certificates of deposit		10
Options		41
	$	683,793

LIABILITIES

Securities sold, not yet purchased:

U. S. treasury securities	$	25,974
Corporate debt securities		14,737
Equity securities		3,106
	$	43,817

At December 31, 2019, none of the above securities was pledged as security deposits at clearing organizations for the Company's clearing business. Additional securities have been pledged to secure short-term borrowings, see **Note 10**.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2019
(dollars in thousands, except par and redemption values)

7. Derivative Financial Instruments

As described in **Note 2**, the Company participates in various hedging activities and at December 31, 2019, the Company's derivative positions associated with these activities are presented below:

	Notional Amount	Estimated Fair Value
Commitments to purchase TBAs	$ 3,346,946	$ 3,321
Commitments to sell TBAs	3,769,100	(2,065)
Interest rate swaps	10,000	(112)
U.S. Treasury futures and options	37,500	-
Eurodollar futures	916,000	-

At December 31, 2019, the Company advanced cash collateral totaling $1,963 on its U.S. Treasury bond futures and options and Eurodollar futures. This amount is included in other assets within the statement of financial condition.

Certain derivative arrangements may be eligible for offset in the statement of financial condition and /or subject to master netting arrangements or similar agreements.

The following table provides information about these derivative arrangements subject to an enforceable master netting arrangement or similar agreements with offsetting rights and related collateral amounts at December 31, 2019:

Description	Gross amounts of recognized assets/ liabilities	Gross amounts offset in the statement of financial condition	Net amounts of assets/liabilities presented in the statement of financial condition	Gross amounts not offset in the statement of financial condition		Net Amount
				Financial instruments	Cash Collateral	
Derivative assets	$ 3,640	$ -	$ 3,640	$ (3,640)	$ -	$ -
Derivative liabilities	2,496	-	2,496	(2,496)	-	-

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2019
(dollars in thousands, except par and redemption values)

8.   **Fair Value of Financial Instruments**

The following table summarizes by level within the fair value hierarchy securities owned, at fair value, securities sold, not yet purchased, at fair value and derivative securities as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned, at fair value				
U. S. government agencies:				
Bonds	$ -	$ 24,680	$ -	$ 24,680
Residential mortgage-backed securities	-	331,358	-	331,358
Collateralized mortgage obligations	-	191,154	-	191,154
Corporate debt securities	-	36,973	-	36,973
States and political subdivisions	-	93,117	-	93,117
Unit investment trusts:				
Corporate securities	-	2,165	-	2,165
Municipal securities	-	1,303	-	1,303
Private-label issuers:				
Mortgage-backed securities	-	766	-	766
Asset-backed securities	-	2,226	-	2,226
Certificates of deposit	-	10	-	10
Options	-	41	-	41
	$ -	$ 683,793	$ -	$ 683,793
Derivative financial instruments				
Commitments to purchase TBAs	$ -	$ 3,640	$ -	$ 3,640

	Level 1	Level 2	Level 3	Total
LIABILITIES				
Securities sold, not yet purchased, at fair value				
U. S. treasury securities	$ 25,974	$ -	$ -	$ 25,974
Corporate debt securities	-	14,737	-	14,737
Equity securities	3,106	-	-	3,106
	$ 29,080	$ 14,737	$ -	$ 43,817
Derivative financial instruments				
Commitments to sell TBAs	$ -	$ 2,384	$ -	$ 2,384
Interest rate swaps	-	112	-	112
	$ -	$ 2,496	$ -	$ 2,496
Net assets (liabilities)	$ (29,080)	$ 670,200	$ -	$ 641,120

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2019
(dollars in thousands, except par and redemption values)

9.   Securities Purchased/Sold Under Agreements to Resell/Purchase

At December 31, 2019, the Company held reverse repurchase agreements, collateralized by U.S. government and government agency obligations and securities sold under repurchase agreements. These securities are reported on a gross basis in the statement of financial condition.

Securities sold under repurchase agreements, which are secured borrowings, generally mature overnight with some maturing up to 60 days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis.

Certain reverse repurchase and repurchase agreements may be eligible for offset in the statement of financial condition and /or subject to master netting arrangements or similar agreements.

The following table provides information about these instruments subject to an enforceable master netting arrangement, repurchase agreements or similar agreements with offsetting rights and any related collateral amounts at December 31, 2019:

| Description | Gross amounts of recognized assets/ liabilities | Gross amounts offset in the statement of financial condition | Net amounts of assets/liabilities presented in the statement of financial condition | Gross amounts not offset in the statement of financial condition | | |
				Financial instruments [1]	Cash Collateral	Net Amount
Reverse repurchase agreements	$ 59,031	$ -	$ 59,031	$ (58,619)	$ -	$ 412
Repurchase agreements	586,651	-	586,651	(586,651)	-	-

_____

[1] Amounts reflect fair value of underlying collateral.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2019
(dollars in thousands, except par and redemption values)

The following table presents the remaining contractual maturities of repurchase agreements accounted for as secured borrowings at December 31, 2019:

	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements					
U.S. treasury and agency securities	$ 20,476	$ -	$ -	$ -	$ 20,476
Asset backed securities	257,396	12,892	295,887	-	566,175
Total borrowings	$ 277,872	$ 12,892	$ 295,887	$ -	$ 586,651

Gross amount of recognized liabilities for repurchase agreements	$	586,651
Amount related to agreements not included in offsetting disclosure	$	-

10. Short-Term Borrowings and Commercial Paper

Uncommitted lines of credit
The Company has credit arrangements with commercial banks, which include broker loan lines up to $725,000. These lines of credit are used primarily to finance securities owned, securities held for correspondent broker/dealer accounts, receivables in customers' margin accounts and underwriting activities. These lines may also be used to release pledged collateral against day loans. These credit arrangements are provided on an "as offered" basis and are not committed lines of credit. These arrangements can be terminated at any time by the lender. Any outstanding balances under these credit arrangements are due on demand and bear interest at rates indexed to the federal funds rate (1.55% at December 31, 2019). At December 31, 2019, the amount outstanding under these secured arrangements was $111,000, which was collateralized by securities held for firm and correspondent broker/dealer accounts valued at $429,617.

Committed lines of credit
At December 31, 2019, the Company had a $50,000 committed revolving credit facility with an unaffiliated bank. The commitment fee is 25 basis points per annum, and when drawn, the interest rate is equal to the federal funds rate plus 100 basis points. The agreement requires the Company to maintain a tangible net worth of at least $170,000. At December 31, 2019, there were no outstanding amounts under the committed revolving credit facility.

The Company pledges customer securities to the Option Clearing Corporation to support open customer positions. At December 31, 2019, the Company had pledged $38,929 to support these open customer positions.

Commercial Paper
In November 2019 and December 2019, the Company initiated two commercial paper programs, in the ordinary course of its business, of which the net proceeds (after deducting related issuance expenses) from the sale will be used for general corporate purposes, including working capital and the funding of a portion of its securities inventories. The commercial paper notes ("CP Notes") can be issued with maturities of 14 days to 270 days from the date of issuance. The CP Notes are issued under two separate programs, Series 2019-1 CP Notes ("Series 2019-1 CP Notes") and Series 2019-2 CP Notes ("Series

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2019
(dollars in thousands, except par and redemption values)

2019-2 CP Notes"), with the maximum amount of senior secured commercial paper notes that may be issued under the programs of $300,000 and $200,000, respectively. The CP Notes are not redeemable prior to maturity or subject to voluntary prepayment and do not bear interest, but are sold at a discount to par. The discount to maturity will be based on LIBOR (a rate per annum determined by reference to the British Bankers' Association Interest Settlement Rates for deposits in dollars offered on the London interbank dollar market), plus an applicable margin. The minimum denomination is $100 with integral multiples of $5 in excess of this denomination. The minimum issuance amount is $1,000. The CP Notes are secured by a pledge of collateral owned by the Company. The Company is required to maintain a level of collateral in a control account held by the indenture trustee that exceeds the principal amount of the CP Notes outstanding by a percentage determined by the type of eligible collateral pledged on any business day. As of December 31, 2019, the weighted average maturity of the CP notes was 90 days at a rate of 2.208%. At December 31, 2019, the amount outstanding under these secured arrangements was $19,260, which was collateralized by securities held for firm accounts valued at $20,929.

11. Note Payable Due to Affiliate and Subordinated Debt Due to Affiliate

In January 2016, the Company entered into an agreement with First Southwest Holdings LLC for a non collateralized, 10 year, $88,127 promissory note paying interest semi-annually at a rate of 5% per annum and a $42,000 subordinated loan agreement with Securities Holdings paying interest semi-annually at a rate of 4.35% per annum. Both the agreements were entered into as part of the merger of FSC with the Company. In August of 2018, the promissory note held by First Southwest Holdings LLC and the subordinated loan with Securities Holdings were contributed to the Parent, with the remaining balance of $111,652, at the time of the contribution, plus interest to be paid to the Parent. At December 31, 2019, there was $69,402 outstanding under these agreements.

12. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2019 are presented below:

Deferred tax assets:		
Compensation and benefits	$	8,022
Implementation of ASU 842 - leases		4,827
Realized built-in loss carryforward		2,540
Deferred income		1,477
Legal and other reserves		454
Other		716
Total gross deferred tax asset		18,036
Deferred tax liabilities:		
Implementation of ASU 842 - leases		(3,660)
Intangible assets		(1,073)
Fixed Assets		(365)
Other		(580)
Total gross deferred tax liability		(5,678)
Net deferred tax asset	$	12,358

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2019
(dollars in thousands, except par and redemption values)

The Company evaluated the realizability of its deferred tax assets and concluded, based on the Company's past history of profitability and future earnings projections, that a valuation allowance was not required.

At December 31, 2019, the Company had recognized built-in losses ("RBIL") of $2,540 from the 2015 merger with the Parent. At December 31, 2019, the Company had net operating loss ("NOL") carryforwards for state income tax purposes of $591. These net operating loss carryforwards expire in 2030 and later years. The RBILs and NOLs are expected to be fully realized prior to any expiration.

At December 31, 2019, the total amount of gross unrecognized tax benefits was $572, if recognized, and the total amount that would favorably impact the Company's effective tax rate and reduce income tax expense was $452.

The aggregate changes in gross unrecognized tax benefits, which exclude interest and penalties, are as follows:

Balance at December 31, 2018	$	293
Increases related to tax positions taken during a prior year		236
Decreases related to tax positions taken during a prior year		(109)
Increases related to tax positions taken during the current year		217
Lapse of applicable statute of limitations		(65)
Balance at December 31, 2019	$	572

With limited exception, the Company is no longer subject to U.S. federal tax examinations for tax years preceding 2016. The Company is open for various state tax audits for tax years 2015 and later.

The amount of current federal and state taxes payable from the Parent included in other liabilities on the statement of financial condition was $3,823 and $256, respectively, at December 31, 2019.

13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined in Rule 15c3-1 under the Exchange Act, equal to the greater of $1,000 or 2% of aggregate debit balances, as defined in Exchange Act Rule 15c3-3. At December 31, 2019, the Company had net capital of approximately $318,732, which is approximately $310,982 in excess of its minimum net capital requirement of approximately $7,750 at that date. Additionally, the Rule provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At December 31, 2019, the Company had net capital of approximately $299,356 in excess of 5% of aggregate debit items.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2019
(dollars in thousands, except par and redemption values)

14. Affiliate Transactions

The Company clears all customer transactions for Hilltop Securities Independent Network Inc. ("HTIN"), an affiliate. The Company also provides all accounting, administrative services, management services and office facilities to HTIN in accordance with an expense sharing agreement in the amount of $50 per year.

The Company, as clearing broker for its affiliate, has the right to charge customer losses back to the affiliate.

Clients and correspondents of the Company have the option to invest in a savings account called Bank Insured Deposits at the Company's banking affiliate, PlainsCapital Bank ("Bank"). These funds are FDIC insured up to $250.

The Company makes loans to employees, primarily financial advisors, mainly for recruiting and retention purposes. The amount of loans to employees is included in other assets in the statement of financial condition in the amount of $12,749. The Company has recorded an allowance, included in other assets in the statement of financial condition, of $2,755 for terminated relationships.

The Company is named as the lessee for a lease, which is subleased to the Bank. Additionally, the Company subleases office space and utilizes space in a property owned by the Bank for its business recovery centers.

The Company has various expense sharing arrangements with the Parent, Securities Holdings and other subsidiaries of the Parent. These expense sharing agreements outline the types of expenses that will be passed through to the Company, including but not limited to compensation expense, use of Parent assets, and administrative services performed by the Parent or subsidiaries of the Parent. On the statement of financial condition, the total receivable includes $3,144 from First Southwest Holdings LLC and its subsidiaries, $921 from the Bank and its subsidiaries and $185 from Southwest Insurance Agency. The total payable includes $6,714 to Securities Holdings, $4,022 to the Parent, $3,260 to First Southwest Holdings LLC and its subsidiaries, including $457, which is reported in payable to brokers, dealers, and clearing organizations on the statement of financial condition, $2,099 to HTIN, $1,545 to Southwest Insurance Agency, $39 to National Lloyds, a wholly owned subsidiary of the Parent and a $300 clearing deposit to HTIN, which is reported in payable to clients on the statement of financial condition.

15. Leases

The Company leases space, primarily for corporate offices, branch facilities and certain equipment under operating lease agreements. Certain of the Company's leases have options to extend, with the longest extension option being ten years, and some of the Company's leases include options to terminate within one year. The Company's leases contain customary restrictions and covenants. The Company has certain intercompany leases and subleases with the Parent's other subsidiaries and are reflected in the table and information presented below.

The Company does not generally enter into leases that contain variable payments, other than due to the passage of time. The Company's weighted average remaining lease term and weighted average discount rate as of December 31, 2019 were 5 years and 6.18%, respectively.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2019
(dollars in thousands, except par and redemption values)

Future minimum lease payments under the leasing standard as of December 31, 2019, under lease agreements that had commenced as of January 1, 2019, are presented below:

2020	$	9,433
2021		5,093
2022		3,369
2023		2,604
2024		1,200
Thereafter		1,440
Total Minimum lease payments	$	23,139
Amount representing interest		(2,343)
Present value of minimum lease payments	$	20,796

16.   Commitments and Contingencies

Underwriting. Through its participation in underwriting corporate and municipal securities, the Company could expose itself to material risk that securities the Company has committed to purchase cannot be sold at the initial offering price. Federal and state securities laws and regulations also affect the activities of underwriters and impose substantial potential liabilities for violations in connection with sales of securities by underwriters to the public. At December 31, 2019, the Company had no liabilities due under outstanding underwriting arrangements.

Litigation. In the general course of its brokerage business and the business of clearing for other brokerage firms, the Company has been named as a defendant in various lawsuits and arbitration proceedings. These claims allege violation of federal and state securities laws among other matters. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations.

Guarantees. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual indemnifications and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is a member of multiple exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the financial statements for these arrangements.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2019
(dollars in thousands, except par and redemption values)

17.   Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk if prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company seeks to control the risks associated with its customers' activities, including those of customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

At times, the Company lends money using reverse repurchase agreements. These positions are collateralized by U.S. government and government agency securities. Such transactions may expose the Company to off-balance-sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying receivable. These agreements provide the Company with the right to maintain the relationship between market value of the collateral and the receivable.

The Company arranges secured financing by pledging securities owned and unpaid customer securities for short-term borrowings to satisfy margin deposits of clearing organizations. The Company also actively participates in the borrowing and lending of securities. In the event the counterparty in these and other securities loaned transactions is unable to return such securities pledged or borrowed or to repay the deposit placed with them, the Company may be exposed to the risks of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control the risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

18.   Preferred Stock

On October 17, 1997, the Company's Board of Directors ("Board") authorized 100,000 shares of preferred stock. Simultaneously, the Board designated 5,000 shares of the authorized preferred stock as Series A Preferred Stock. Up to 50 shares of the Series A Preferred Stock, which has a par value of $20, can be issued to each of up to 100 qualified participants. Qualified participants are broker/dealers registered under the Exchange Act who clear their proprietary transactions through the Company and who represent that they are subject to net capital rules of the SEC and other self-regulatory organizations to which such broker/dealers report. The Series A Preferred Stock is nonvoting and nonconvertible to common stock, and it is entitled to noncumulative cash dividends when, as and if declared by the Board. The Series A Preferred Stock is redeemable at any time by the Company at a redemption price of $1,000 per share.

Hilltop Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2019
(dollars in thousands, except par and redemption values)

19.   **Proprietary Accounts of Broker/Dealers ("PAB") Reserve Requirements**

The Company performs calculations of PAB reserve requirements. At December 31, 2019, the Company did not have a PAB reserve requirement and has no amount on deposit.